UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of   **January 2010**

PEDIMENT GOLD CORP.
(Name of Registrant)

789 West Pender Street, #680, Vancouver, British Columbia, Canada   V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – January 14, 2010 Press Release

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.
                    Form 20-F <u>xxx</u>   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                    Yes ___   No **xxx**

SEC 1815 (04-09)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)

Date: <u>January 22, 2010</u>   By \s\ Gary Freeman _____
                                        Gary Freeman, President/CEO/Director

Exhibit 99.1



11,000 Metres Programmed Drilling to Resume in San Antonio Gold Project Area

Vancouver, BC, January 14, 2010 – Pediment Gold Corp. (TSX: PEZ, OTCBB:PEZGF Frankfurt:P5E) ("Pediment" or "the Company") is beginning its third major exploration program at its San Antonio gold project, Baja California Sur, Mexico with the objective of identifying and exploring new targets in its extensive mining concession holdings, as well as further studying its existing gold resource zones near Planes and Colinas. The initial 2010 program follows completion of surface acquisition and access agreements in December and now includes 11,000 metres of planned drilling. Further details on the San Antonio project can be found in the technical report on San Antonio, dated November 29, 2009, and filed on SEDAR on December 18, 2009.

A map displaying the location of the various target areas and their relation to each other can be found at: http://www.pedimentgold.com/i/pdf/san/SanAntonio-DistrictSchematic.pdf

Planes/Colinas Area:
Drilling will be undertaken at Planes and Colinas area located adjacent to the current gold resource. Part of the drill program will further investigate the "Intermediate" zone between Planes and Colinas. This forms part of the resource that currently has low drill density and requires further drilling to understand the cross faulted nature of the area. Pervious intersections holes such as RC117 and RC118 indicate the potential for continuation to the south of the Planes zone in this area. Further drilling is also required to upgrade parts of the Colinas resource and test for extensions and newly recognized parallel zones east of Colinas. Surrounding areas being focused on during the program are discussed below.

Triunfo Zone:
The Triunfo holdings were acquired as a group of concessions, under sealed bid auction in 2008, from the *Servicio Geological Mexicano*, or "SGM" which held the area as a National Mineral Reserve for over 30 years. This historic silver-gold district includes several past-producing mines following the northeast oriented El Triunfo trend which converges toward the north-south San Antonio gold trend near the Planes/Colinas area (see link).

The higher-grade, Triunfo veins are reported to have been mind at an averaged of 6 g/t gold and 328 g/t silver with associated lead and zinc in oxidized veins with widths from 0.3 to 2.5 metres. These extend from surface to up to a depth of 300 meters depth in workings (CRM Tecnico Analysis, Perez and Bustamante, 2008). Historically, the miners focused on high-grade parts of veins but reconnaissance grab samples of shear material away from mined veins averaged about 1 g/t gold. A surface sampling and mapping campaign at Triunfo will define targets for follow-up drilling for both vein and bulk tonnage zones. Pediment considers Triunfo an important target in its own right that adds substantial value to the overall San Antonio holdings. These grades and related information are based on historical reports, referenced above, reviewed by the Company in connection with the development of its exploration plans. The Company has not carried out sufficient exploration in the Triunfo Zone to verify these grades or to define a mineral resource. It is uncertain if further exploration will result in the target being delineated as a mineral resource

Cañada del Agua

The Cañada del Agua mine zone is located in the *Triunfo Este Fracc. I* concession covering 1,500 meters on-strike, of the mineralized zone about 3 kilometres south of the San Antonio town site. Echo Bay Exploration cut three trenches and drilled six drill holes at Cañada del Agua in 1995-96 (Echo Bay San Antonio Venture Report, Brown, 1996), . The exact position of the drill holes, trenches, and validity of the assays have not been verified for the Company by a QP as required by NI 43-101 standards of reporting. The results are included herein for informational purposes and will be checked in this program. The best historical surface results were reported from trench CATR-3 with 12 m of 5.2g/t gold with an additional 10 meters of 0.8 g/t gold. The best historical drill results obtained were 6 m of 1.8 g/tgold in (RC at 60 degrees) in hole SA-95-23 and 22 m of 2 g/t gold in SA-95-35c (core drill hole at 60 degrees). These angled drill intervals are assumed to be near true widths based on the regional dip of the shear zone. Echo Bay also completed three IP lines over the Cañada del Agua zone and an unknown amount of soil sampling over parts of the concession. Results suggested two parallel mineralized zones may be present in the area. Pediment plans more detailed mapping, sampling and geophysics to accurately locate and assess Echo Bay trenches, drill positions and extend and further define the zones for follow up drilling. As with the other target areas discussed above, the Company has not carried our sufficient exploration in the Cañada del Agua mine zone to define a mineral resource. It is uncertain if further exploration will result in the target being delineated as a mineral resource.

Aurora

The Aurora trend is located about 2 kilometres south of Las Colinas gold resource, in the same shear zone.   The trend extends from the Aurora Mine, an area of old workings just outside the eastern boundary of the *Triunfo Este Fracc 2* concession to a gambusino worked area on the southern concession boundary called La Cruz..This zone has a roughly north-south strike with a westerly dip of about 40 degrees. A historical document concerning the Aurora mine (Avirette, 1910) reports workings of more than 40 metres depth that accessed oxidized mineralization for production. The historical reports describe the Aurora mine with assays of mined material of plus 10 g/t gold and plus 200 g/t silver range but these results have not yet been verified and are presented as anecdotal evidence of nearby mineralization only. The north trending ridge that defines the Aurora trend hosts numerous old workings but no drilling has been performed in the area. Mapping, surface sampling and possibly Induced Polarization geophysical surveys are planned to define potential drill targets. The historical reports for this area were reviewed by the Company in connection with the development of its exploration plans. The Company has not carried our sufficient exploration in the Aurora trend to verify these grades or to define a mineral resource. It is uncertain if further exploration will result in the target being delineated as a mineral resource.

Valle Perdido

The Valle Perdido concession was also acquired from SGM by bid and is located the farthest southwest from the Planes/Colinas resource area. SGM reported mineralization in two main areas, Lomboyal and Jicara vein, located within a two kilometer long part of the Triunfo trend. SGM reported a historic inferred resource based on underground sampling at Lomboyal of 178,071 tonnes with 2.8 grams Au per tonne, and 20 grams Ag per tonne in a vein zone setting. The vein ranges from 0.5 m to 3.5 m wide, has north 20 degrees east trend and dips about 50 degrees easterly. (Data from CRM Tecnico Analysis, Anonymous, 2008).

No QP has undertaken any work for the Company to verify or validate any part of the underlying SGM work or the resulting estimates and results reported by SGM on the Triunfo or Valle Perdido zones. The inferred resource work reported by SGM predates the enactment of NI 43-101. The SGM resource and assay reports are historical in nature and are reported here for information purposes only. The Company has referred to the SGM reports to develop its exploration plans, but has yet to carry out sufficient exploration in these prospective zones to define a mineral resource. At present, it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Vein zones of the region show a consistent pattern along northerly oriented broad shear zones that have variable degrees and direction of inclinations. The west side of the district has mineralized trends northeasterly with east dipping zones parallel to the Triunfo felsic batholith wall as does the Paredones Amarillos deposit to south. Conversely the Planes-Colinas mineralized zone is localized in a west dipping part of the shear zone which continues south for at least 7 km. The large shear zones may converge and are the hosts for the mineralization, but finer grained porphyritic dikes and sills that are located near mineralization are emplaced as laccolith type fillings parallel to the shear zone with north south structural boundaries. The close proximity of the porphyritic phases of intrusive and partial involvement with mineralization suggests a "porphyry gold" type of intrusive relationship of gold and gold-silver mineralization. The large sizes of the mineral deposits on a district scale also support this hypothesis.

Gary Freeman, Pediment's President, states that, "the Company is pleased to be moving forward with a new exploration program at San Antonio and is hoping for very rewarding results. Property acquisitions and *Ejido* agreements completed during the last 2 years have been important in building the project. However, they did not drive the interest in the Company through the 07/08 drilling programs. We are confident and anticipate success in the 2010 program given the more comprehensive geologic model of the district that the geological team are now working.

Melvin Herdrick, Vice President of Exploration and a Director of the Company, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this release.

For additional information please contact Gary Freeman or Michael Rapsch at (604) 682-4418.

Pediment Gold Corp.

Gary Freeman
President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the ongoing exploration at the Company's San Antonio property. Such statements include, without limitation, statements regarding the Company's surface rights agreements at its San Antonio property and plans for new exploration programs. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.